Exhibit 4.8

Schedule of warrants issued by REG to the purchasers of REG Series AA and Series BB Convertible Preferred Stock

Date Issued	Name of Warrant Holders	Number of Shares	Type of Shares	Exercise Price	Expiration Date
April 16, 2009	USRG HoldCo V, LLC	190,040	Common Stock	$10.25	April 16, 2019
April 16, 2009	Ohana Holdings, LLC	25,339	Common Stock	$10.25	April 16, 2019
April 16, 2009	JYCO, LLC	1,267	Common Stock	$10.25	April 16, 2019
April 16, 2009	Supreme Oil Company, Inc.	1,267	Common Stock	$10.25	April 16, 2019
April 16, 2009	Padma Rag Datta Trust	485	Common Stock	$10.25	April 16, 2019
April 16, 2009	Jane Su and Richard Chow Revocable Trust	165	Common Stock	$10.25	April 16, 2019